

November 9, 2009

<u>Via U.S. Mail and Facsimile (630-887-2344)</u>

Michael P. Going
General Counsel
CNH Global N.V.
6900 Veterans Boulevard
Burr Ridge, IL 60527

      Re: CNH Global N.V.
              Form 20-F for the Fiscal Year Ended December 31, 2008
              Filed March 3, 2009
              File No. 1-14528

Dear Mr. Going:

      We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note from disclosure on pages 21, 22 and 72 that you conduct operations in the Middle East and Africa. We also note a November 2007 news article discussing your Shanghai New Holland joint venture with China's SAIC and that Shanghai New Holland plans to produce 5,000 units with 50% going to Asia, Africa and the Middle East. Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East and Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria or Sudan. Please describe to us the nature and

extent of your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any services, products, equipment, components or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

In this regard, we note specifically a May 2009 news article stating that one of your directors of sales and marketing affairs announced his readiness to cooperate with Iran's Tractor Manufacturing Company, a July 2003 article stating that you were transferring your sugar cane harvester production in Brazil to other countries, including Iran and a March 2006 article discussing your contract to supply products to Iskra Avtoelektrika, a Slovenian producer of car auto starter motors and generators that has some production in Iran. Please tell us about any arrangements or contracts that you have with Iran's Tractor Manufacturing Company, whether you transferred any part of your sugar cane production to Iran and whether Iskra Avtoelektrika sells your products in Iran.

We also note from Fiat's November 18, 2005 letter to the staff that you sold tractors to E. Hajjar of Alepp, a Syrian dealer. Please provide updated information on sales into Syria since the November 2005 letter.

2. Please discuss the materiality of your contacts with Iran, Syria and Sudan, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. In this regard, we note that you have been included on Genocide Intervention Network's Sudan Peer Performance Analysis of the highest offenders in Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by the referenced investor actions directed toward companies that have operations associated with Iran, Syria and Sudan.

3. We note a July 2008 news article stating that your parent, Fiat S.p.A., will begin manufacturing cars under its agreement with Iran's PIDF and that PIDF was making an initial investment of $313 million; a May 2009 news article stating that Fiat started talks with Iran Khodro; and a January 2003 news article stating that Polish made Fiat cars had been exported to Sudan. Please provide information

regarding Fiat's direct and indirect contacts with Iran, Sudan and Syria, to the extent of your knowledge and belief, and address in your materiality analysis the potential impact of such contacts by Fiat upon your reputation and share value.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
        Assistant Director
        Division of Corporation Finance